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GRACEDBYGRIT is pending **StartEngine Approval.**



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GRACEDBYGRIT

Premium Activewear That Keeps Women Safe

Small OPO · SOLANA BEACH, CA
Fashion & Apparel
Accepting International Investment

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BECOME PART OF A BRAND THAT MAKES WOMEN FEEL SAFE AND POWERFUL

INVEST IN GRACEDBY**GRIT**



We **founded GRACED**BY**GRIT** in **2013** after training together for a triathlon in San Diego. While training, we recognized that active women like us, 30 to 60 years old, need to feel safe, confident and powerful in order to perform their best. Together, we saw an enormous opportunity to change the way a woman feels when she wears and buys athletic apparel. What we needed to look and perform our best wasn't out there so we designed it ourselves. In just **four years of business**, we've generated **over $2.5 million in revenue**, **sold almost 48,000 pieces of apparel** and formed close relationships with **over 40,000 loyal customers**. When a woman wears **GRACED**BY**GRIT**, she feels like she is part of something bigger and is inspired to become her best self.

When it came to naming our company, we wanted a name that wou resonate with all women. Every woman has experienced that life ev forced us to learn what we were truly made of. How we make it through these moments defines us. Our grittiest moments give us our grace; every woman has been **GRACED**BY**GRIT**.

We proudly design and manufacture our product in the USA, minutes from our office and flagship store in Solana Beach, CA. We import the most luxurious, high-performance, technical fabrics from Italy to give our clothes a unique feel and fit. Our clothes are designed for every body type,





work for land and sea and keep you safe. All of our clothing has integrated UPF 50+ and comes with a detachable safety whistle. The whistle can be securely looped on any piece of **GRACED**BY**GRIT** apparel.

We continue to show why we're different. Our customers feel like they're a part of our company's story and mission when they wear our clothing. We primarily sell direct to consumer and focus on the sense of communit every woman is looking for. After seeing how great an outfit makes look and feel, many of our customers immediately tell their friends and post about us on social media. Word-of-mouth marketing contributes to the majority of our sales; women value the opinion of other women. Our strong online sales, 60% of which come from new visitors, are driven by Fit Shops (trunk shows) we host and the connection our customers make to **GRACED**BY**GRIT** at these events.

Our customers want more **GRACED**BY**GRIT**. With our make-it-happen attitude and premium products designed for safety, we are positioned to grow our company by changing the way women feel about buying and wearing athletic apparel. We recognize women have enormous spending power and want to invest in companies whose values resonate with their own.

We understand what it takes to be a woman. We celebrate the strength and power behind every woman's gritty moment. We are breaking t glass ceiling and proving that women can successfully found, run an impactful companies. We want you to help us make history; invest in **GRACED**BY**GRIT** now and make a real difference in the lives of women.

INVESTMENT

$0.16 / share | $6.9 million valuation

If you invest, you are betting the company will hold a future value greater than $6.9 million.

Minimum investment of $320 / 2000 shares

Investment opportunity available to accredited and non-accredited investors, with a $320 minimum investment.

PERKS

The first 50 investors will receive a free **GRACED**BY**GRIT** top of their choice.

If you invest $320

You will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)*

If you invest $500

You will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)*

If you invest $1000

You will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)*

If you invest $10,000

You will receive 62,500 shares + 50% off all future purchases + 10% of your total investment credit to spend online or in-store ($1000 credit)*

* The fee for posting on StartEngine.com is 6% of the total funds raised. This fee is being split between the company (3.5%) and investors in this offering. A 2.5% surcharge will be added to each purchase. This surcharge is in addition to the per share price and is not calculated as a part of the target offering amount or the maximum offering amount.

GRACEDBY**GRIT** empowers women to cultivate their grit by designing premium athletic apparel to keep women safe and looking and feeling their very best.



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*"Wearing **GRACED**BY**GRIT** feels like you're wearing your pajamas. It's basically magic."* - CW6 San Diego News Anchor

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WHAT WE'VE ACCOMPLISHED

40,000+	**$2.5 MILLION**	**$1 MILLION**	**$2 MILLION**
LOYAL CUSTOMERS	GENERATED LIFETIME REVENUE	GENERATED REVENUE IN 2016	PROJECTED REVENUE FOR 2017

In only four years of business, **GRACED**BY**GRIT** has evolved into the first community-driven, direct-to-consumer brand targeted at women 30-60 years old. We have experienced a 45% year over year increase in revenue from Q1 2016 to Q1 2017. We expect to report a 105% year over year increase revenue from 2016 to 2017. Our community and brand recognition are also quickly growing. After launching international shipping in April of 2017, we are already seeing accelerated growth in the international market, most notably in Canada, Australia and Singapore.


FUNCTION
FASHION

We opened our flagship store in May 2015. Just a block from the ocean, our store is located in the heart of Solana Beach. It has become a community base for so many athletes. We host monthly workouts, meet-ups, private shopping events and more. We emphasize an open and inviting atmosphere. Our office is right next door; we encourage customers to stop by at any time and say hello to our team to offer feedback, see what new items are being designed and maybe join in on a team workout.

Developed strong brand strategy that resonates with all women, especially 30-60 years old;

Sourced luxurious and technical fabrics that continue to receive five star reviews from our customers;

Hired an incredible team of intelligent, fun and capable women;

Moved all production to the United States in 2014;

Created a strong influencer program, that continues to grow, of 375 women all around the world, including doctors, lawyers, mothers, violinists, fitness instructors, teachers and businesswomen;

Featured on home shopping network Evine and completed first online crowdfunding campaign in 2015;

Hosted successful pop-up shops in Santa Barbara, the Ham and Las Vegas;

Launched first Cycling Kit and sold out on the first day of online sales in 2017;

Continue to grow a successful partnership with Chelsea's Light Foundation and give back to additional charities / organizations.

"*Enter **GRACED**BY**GRIT**. Makers of what I call "the Spanx of tights."*" - The Huffington Post

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ATHLETIC APPAREL DESIGNED TO EMPOWER AND KEEP WOMEN SAFE









GRACEDBY**GRIT** is a direct-to-consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic.

We design based on what we love and what our customers want. We fill a void of what's not on the market, constructing clothes that have safety features and allow you to perform (and look) your best. Items in our wardrobe that we've loved for years, but weren't designed as athletic apparel, are our biggest inspiration. We adjust the fit of our favorite items (that fit extremely well and have lasted for many years) but use technical, high-performance fabric to make them **GRACED**BY**GRIT**. We make clothing that works for all athletic endeavors.


FRONT & BACK POCKETS
FOR YOUR SMART PHONE

WHAT MAKES US DIFFERENT

We stand out from our competitors. We prioritize safety. We make our clothes in Southern California. Our clothing is designed by women, for women.

We directly oversee every step of the production process to ensure our clothes are great for women of all ages, sizes and body types. Our community is strong: we have doctors, nurses, violinists, lawyers, yoga instructors and teachers, many of whom are moms, wearing our clothing all around the world.

We rely on community-based marketing showcasing authentic, strong women. Our models are our employees, influencers and customers. Women engaging with our social media pages can relate to our posts because they know our models are women just like them. Our inspirational blog posts feature the most influential women. This blog serves as a touchpoint for our community and a source of motivation and inspiration for our customers.

Our fabrics are superior; they are woven from technically advanced materials and designed with innovative features. We receive high praise from our customers, who report solely shopping **GRACED**BY**GRIT** for their athletic apparel needs once they see and feel the difference. Our fabrics are technical, functional, versatile and durable; they hold up during any athletic endeavor and are guaranteed to last for many years, and through many washes.

We are an engaging, supportive and inclusive brand; our community drives our business. We host Fit Shops and pop-up shops around the country bring **GRACED**BY**GRIT** to women everywhere. We also frequently host events at our flagship store in Solana Beach, CA. These events include workouts, health seminars and networking nights. They attract new, loyal customers and and provide a sense of community for our existing customers.

Women love to be part of the **GRACED**BY**GRIT** story.



ENGAGED COMMUNITY OF WOMEN 30-60

We have a loyal, engaged community of women and influencers. Customers tag us in photos on social media on a daily basis, wearing **GRACED**BY**GRIT** as they travel the world.



MADE IN USA

We love to give back to our community and local economy. Manufacturing in the USA allows us to create new styles quickly that are of the highest quality. It also allows us, and our customers, to reduce our carbon footprint.



SIZES XXS-XXL

We design for all types of women and body types. We understand women's bodies and know what we need to look and perform our best. We have a wide range of fit models who perform different sports and have different athletic builds.



SUSTAINABLE FABRICS

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We know you care about how your clothing is made, and so do we. In 2016, we launched our first sustainable products: the Reel 'Em In Capri (made from recycled fishing nets) and the Chelsea Legging (made from recycled water bottles) and are working to source even more sustainable fabric.

SAFETY FEATURES





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- Every purchase comes with a detachable, high-pitched, discrete safety whistle. This whistle can be attached on all items of **GRACED**BY**GRIT** apparel
- Each item of **GRACED**BY**GRIT** has built-in UPF 50+ so you're always protected in the sun
- All bottoms, including shorts, skirts, capris and leggings, have pockets in both the front and back to accommodate a smart phone, whistle and keys
- Our new pockets fit an iPhone 7 Plus. You'll always have your phone and whistle on you while exercising



"You feel super badass and all slimmed up in GRACEDBYGRIT." - Customer

OUR COMMUNITY

We have an extremely engaged community. We have over 375 brand influencers wearing our clothes all around the world. They are a big part of our business: they inspire our designs, how we serve the community and where we travel for Fit Shops and pop-up stores. We have over 40,000 loyal customers. We stay engaged with our customers through social media, Fit Shops and local events. We love hearing from our customers and have weekly production meetings to discuss feedback and suggestions we receive. With our store next door to our office, we meet new customers daily.

Jazmine Amelia, Age 32



"Shopping for plus size athletic wear for my size 16 frame usually makes me feel defeated and deflated, but at **GRACEDBYGRIT**, shopping makes me feel like enough and simply empowered! I am stoked to support a local women's apparel brand that flatters my every curve, uses quality material, and motivates me to keep active. When I feel good, I do good!"

Maggie Adams, Age 55



"I started my mobile stand-up paddle board business in Carlsbad, CA 4 years ago. Around the same time I joined **GRACED**BY**GRIT**'s Influencer Program. I'm constantly on the water coaching, standup racing, or standup surfing. **GRACED**BY**GRIT** apparel provides me with UV protection and comfort on and off the water. I'm a fair skin red head, so their sun protection is very important to me. I love promoting a quality product for my customers."

Margie Berliant, Age 65



"I wear **GRACED**BY**GRIT** every day running my grandchildren around, I wear it to play paddle tennis, I wear it in the summer in place of a bathing suit. I wear it everywhere! I like ho[illegible] it washes, how flattering it is, and how I'v[illegible] the same leggings since 2013 and they still look like new. I love how I feel in **GRACED**BY**GRIT** because the fit is great and I do not feel dowdy."

Beth Steele, Age 39



“I am a mom of two and a breast cancer survivor. When I heard the story of **GRACED**BY**GRIT**, I too felt that I have been **GRACED**BY**GRIT** and am stronger having battled that cancer demon. Women need to continue to work together in sisterhood for causes integral to our survival! I am proud to wear apparel from a company that supports important women's causes. For two years in a row, **GRACED**BY**GRIT** helped support my cause and donated thousands of dollars to Susan G Komen to help find the cure for breast cancer!”

Diana Boeh, Age 54



"I love my **GRACED**BY**GRIT** clothes because of the variety of bright colors and versatility. I wear them hiking, skiing, in the ocean and to work out. I have been supporting the company since Day One, as I have known Co-Founder Kimberly Caccavo since high school. It has been both special and fun for me to watch **GRACED**BY**GRIT** grow over time and expand their amazing line."

Heather Kent, Age 35



"My favorite part of **GRACED**BY**GRIT** is that not only is it high quality clothing that I can wear to both workout and in social settings but the women behind the brand make this more of a family than just another clothing company."

Yumi Cho, Age 34



"I simply love everything about **GRACED**BY**GRIT** - the message behind its name, the strong team of women, the quality of the clothing... and the list goes on forever. **GRACED**BY**GRIT** has been a surprisingly wonderful addition to my rehearsal wardrobe at work. Playing the violin in a professional orchestra requires a lot of time spend sitting down, so the compression aspect works like magic for those long haul rehearsals! You'll never see me in the middle of any outdoor activity without one article of **GRACED**BY**GRIT** on my body."

Sue Beckett, Age 44



“I love everything about **GRACED**BY**GRIT** - the clothes, the community, the social conscience. The clothes are super comfortable, wear well (no pilling like other activewear) and always look great. The **GRACED**BY**GRIT** team exemplifies women empowering women. They are the real deal. And, the company’s social conscience reflects this - leggings made from recycled water bottles and fishing nets, charitable actions and support for many charitable causes including Chelsea’s Light Foundation. Plus, as a Canadian, I am so excited that **GRACED**BY**GRIT** is expanding to Canada!”

Courtney Brickner, Age 39



“I am a personal trainer and my job is to help women feel healthy, strong and better about themselves. It's important that my life represents what I try to teach. When I wear **GRACED**BY**GRIT**, I feel confident because the clothes fit perfectly and they are always comfortable; which is a requirement in my profession. I'm happy to be affiliated with a company that makes EVERY woman look and feel good no matter what "gritty" situation they have been through.”

Emily Goethel, Age 27



“I love supporting **GRACED**BY**GRIT** because they support women like me! **GRACED**BY**GRIT** is active in our business community, they support our local artists and athletes and they love women of all shapes and sizes. As a dancer, the **GRACED**BY**GRIT** apparel is PERFECT for high kicks and lots of sweat!”

Julia Fukuhara, Age 34



"**GRACED**BY**GRIT** is one of my favorite companies. It also happens to be an incredible clothing line. Their clothing is truly suited for every woman. From lifestyle looks to high performance competitive sports wear, you cannot go wrong with any article of clothing. The fabrics are bold colors and refined so they hold shape and lasts. They have real sizes for real women. **GRACED**BY**GRIT** empowers women to look, feel, and do their best with whatever drives their passion in life."

Lynn Tardif, Age 47



"I am so completely grateful to **GRACED**BY**GRIT** for choosing real women to represent the brand. I love every single piece I own from **GRACED**BY**GRIT**. They somehow have blended beautiful classic pieces with high functionality and amazing fit. The company stands by its values and supports many causes. The are the real deal."



THE WOMEN'S ATHLETIC APPAREL INDUSTRY

Women are more active than ever. They are going to the gym, practicing yoga, running marathons, completing triathlons, stand-up paddling and more in record numbers. Women 30-60 years old have enormous spending power (and power in general) and deeply care about health and fitness. They are willing to spend money on what makes them feel confident. In the recent years, there has been a societal shift toward less formal fashion styles, according to Morgan Stanley. Healthy living and active lifestyles are impacting not only our exercise habits, but how we dress. The athletic apparel industry is booming because activewear makes life easier. You can wear stylish and elegant **GRACED**BY**GRIT** pieces all day long from a business meeting to the gym to a beachside dinner.

According to a report from Lightspeed, 80% of women have purchased activewear in the last year. It's not a trend or a niche and there are no signs of this industry slowing down.

SIZE OF US WOMEN'S ACTIVEWEAR MARKET: $34 BILLION

(ESTIMATED BY THE NPD GROUP)


28M
27M
17M
1M

WOMEN WHO WORK OUT IN GYMS

WOMEN YOGIS
*SOURCE: YOGA JOURNAL

WOMEN RUNNERS

WOMEN WHO SUP

73% of women say running horror stories have inspired them to run with a phone - Runner's World

Due to concerns about safety or unwanted attention, the same study reported 60% of women say they limit their runs to daylight hours and 52% say they are forced to change running routes. **43% of women have experienced harassment while on a run,** compared with just 4% of men. Many women feel unsafe while they are exercising. We want women to never have to sacrifice doing what they love. That's why safety is at the forefront of our business.

BY WOMEN, FOR WOMEN

GRACEDBY**GRIT** is a women owned and run San Diego-based company that has created an inclusive community of women who empower one another. Women design, sew and proudly wear **GRACED**BY**GRIT**. At the core of our strong community are our employees, who are passionate, intelligent and driven; the community extends to our athletic influencers, who are doctors, lawyers, mothers, violinists, fitness instructors, teachers and businesswomen. The focus on safety, authenticity and women in the prime of their life resonates with our customer. We showcase these authentic, strong women throughout all of our marketing. Our models are our employees, influencers and customers.

The **GRACED**BY**GRIT** customer is 30-60 years old. She is educated, sophisticated, active, fun, competitive and fearless. She is confident and tough. She is a mother; she is a professional; she is an athlete. She often balances a busy family life with a demanding work schedule but still makes time for herself and her passions. She travels. She goes on family vacations. She needs pieces in her wardrobe that will work with her and for her wherever she is.





We manufacture in Southern California. We work diligently to ensure quality products.



We use our team, friends and influencers as fit models so our designs fit all body types.



We want our customers to feel strong, confident and safe in our clothes.

OUR TEAM

Our employees are the BEST. They are passionate, intelligent, fun and driven. At **GRACED**BY**GRIT,** we hire the most amazing people and they all happen to be women. We have moms, professionals, and recent college graduates; we have the grittiest women on the **GRACED**BY**GRIT** team.



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HOW CHELSEA KING CONTINUES TO INSPIRE GRACEDBYGRIT

The seed for **GRACED**BY**GRIT** was planted when Kimberly and Kate met six years ago training for a triathlon in honor of Chelsea King, a 17 year old who was brutally murdered while running a trail by herself. She had no way to attract attention, no whistle or phone, no way to inform others of her plight. Chelsea's tragedy inspired us to design clothing that makes women feel safe. We include a safety whistle with each and every product and incorporate pockets into our waistbands to accommodate a smartphone. No woman or girl should feel scared while exercising.

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We support the incredible work of Chelsea's Light Foundation, which was founded by Chelsea's parents to create the strongest laws in the country to protect children against known violent predators. In 2016, we launched our Chelsea Legging, inspired by Chelsea King, which we are each wearing below. Up to $50 from each legging purchase is donated to Chelsea's Light Foundation. We are inspired by Chelsea and the grit and grace of her family every day; her light will forever be a part of our story.

XO, Kate and Kimberly


SWEAT YOUR STORY
GRACEDBYGRIT

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Jan 2013

Incorporated

Developed brand strategy, identified fabric and designed and tested product

Sept 2013



Placed China & India Order

On the advice of experts, placed first order to manufacture in China and India

April 2014



Received International Production

Received our product and started selling through Fit Shops and events

May 2014



Moved Manufacturing to USA

Manufacturing overseas did not feel right to us; we moved all production to USA

April 2015



Completed First Crowdfunding Campaign

First successful crowdfunding campaign; used funds for flagship store expenses

May 2015


GRACEDBYGRIT

Opened Solana Beach Flagship Store

Flagship store immediately profitable and is established as a community base

2016



Redesigned Website

Optimized our website to make customer experience, content and design more sophisticated

2016



Brought Social Media In-House

Hired in-house communications to manage social media; new strategized focus to feature primarily user-generated content and authentic models

October 2016



Hosted First National Influencer Retreat

Hosted brand influencers from all over the world to come together to learn, inspire and sweat

November 2016



Opened Las Vegas Pop-Up

Successfully executed largest pop-up shop in high end Las Vegas shopping center, Tivoli Village

January 2017



Launched First Cycling Kit

Partnered with Betty Designs to expand product offerings for cycling community; acquired significant database growth and new customers

Summer 2017



Launch Golf and Tennis Collection

We plan on launching golf and tennis collections; the styles can be worn from the green to the clubhouse

November 2017



Launch Snow Collection

We plan on launching more items for fall/winter activities such as skiing, snowboarding, running, etc.

Spring 2018



Upgrade E-Commerce Platform

We are working to optimize our website for a higher conversion rate and enhanced user experience

December 2020



Goal to hit $20MM In Gross Sales

We are confident we will hit $20 million in revenue by 2020; Our goal is that the E-Commerce platform will continue to be strongest revenue stream and customer database w[illegible] continue to grow

In the Press

Forbes, GRINDTV, well+GOOD, POPSUGAR., Health, fabfitfun

THE HUFFINGTON POST, SHAPE, REFINERY29, yoga JOURNAL, SELF, Women'sHealth

Lucky magazine, WHO WHAT WEAR, Los Angeles Times, HLN, W MAGAZINE, GOLF.com

SHOW MORE

Meet the Founders



Kimberly Caccavo

Founder/CEO

Kimberly brings technology and business experience to GRACEDBYGRIT. She has been the CEO of GRACEDBYGRIT since she co-founded it in January 2013. She received her BS in Chemical Engineering from UC Berkeley. She started her career as a research engineer focused on metals used in the space shuttle and later on ceramic heat engines. She LOVED it. She then entered the business world, received an MBA from UCLA and held a variety of executive positions: ran the telephone directory business; helped privatize a latin american phone company; started a cable company; worked in Hollywood and had her own consultancy helping people start businesses. Just when she thought it was time to start enjoying sunsets, Kimberly and her business partner Kate were inspired to start GRACEDBYGRIT while training for a triathlon. They realized there was a lack of high-performance athletic apparel for 30-60 year old women that made them feel safe with a whistle and a phone pocket, look great and protect them from the sun. Starting a new company is a crazy thing to do in your 50's, but with an energetic, smart and passionate team, it's never too late!   Kimberly has been GRACEDBYGRIT many times: she helped her single mom balance a checkbook when she was eight years old; she married young and was widowed and she survived a kidnapping attempt, to name a few. She is graced with a great business and an entertaining family. Kimberly is married to Jim Caccavo and has two children (a teen and a pre-teen) that bring a daily smile and dose of gratitude.



Kate Nowlan

Founder/COO

Kate makes it happen as COO of GRACEDBYGRIT. She manages her team leading by example and rarely sacrificing fun. She starts an impromptu ab workout in the office one moment to get endorphins pumping for creativity and focus and leads a company meeting the next. With her positive attitude, she shows her employees why working for GRACEDBYGRIT is her dream job each and every day. She has been the COO of GRACEDBYGRIT since its inception in January 2013.   She is a natural people-person and loves working with women. She received her BA in Sociology and Psychology from UMass Amherst. As an entrepreneur, she owned her own company, Absolutely Organized. She also launched, coached and grew a youth and masters swim program at a private health club. Kate was a youth and masters swim coach and also an executive for a non-profit in which she planned events, coordinated fundraisers and launched new programs. In addition, she privately coached women and women's running groups. These experiences have taught her to constantly think of ways to improve efficiency and results. Her background has also taught her what women want and what women should wear in order to perform and look their best. This experienced knowledge of women is incorporated into all of our performance apparel. Outside of the office, Kate is raising two teenage daughters while squeezing in yoga, pilates, a de-stressing walk or a run (almost) every day. When she isn't folding laundry (hello, teenage girls) she finds time for her boyfriend, family and friends usually while sipping an extra dirty martini.

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And the Rest of the Team



Ralene Cavataio

CFO

Ralene loves working for GRACEDBYGRIT because she is inspired by the community of women. She has served as the CFO since 2013. She stays active with long walks on the beach, at sunset of course, and in her Mermaid Leggings. She can sweat in them, or just relax in them, and they are fun and flattering. Something you may not know about Ralene is she attended the Moscow 1984 Olympics and refers to herself as a "Francophile" because she loves everything about France. Ralene is GRACEDBYGRIT because she aims to be better every day: a better mother, a better daughter, a better friend and a better employee.



Sherrie Bainer

Director of Sales, Partnerships

The first at the office each morning after dropping her kids off at school, Sherrie gets it done. Sherrie is known for her bold and fun personality, yet is never one to shy away from a mid-day dance break with the team. Outside of the office, she pushes her limits at CrossFit, strengthening herself both mentally and physically. She enjoys cooking, spending time with family and traveling. Catch her in the office doing push-ups mid-day or checking one of 8 news applications on her phone to fill everyone in on breaking news. Sherrie received her BA in Psychology from San Diego State University and is fueled by burritos. Sherrie is GRACEDBYGRIT because she risked leaving the corporate world to be a part of a start-up she really believed in.



Chevigny Brady

Operations Manager

Chevigny is from Portland, Oregon, and graduated from the University of San Francisco. She found GRACEDBYGRIT after moving from San Francisco to San Diego and is not only our Operations Manager, but is also our in-house model. She's gotten used to the requests to test out product samples or take impromptu pictures for our website. It's just part of the job. She loves traveling, cooking, trying new recipes, gardening, and camping. She's also fluent in Spanish and Patagonia is her favorite destination. Chevigny loves her GRACEDBYGRIT Everything Leggings and if you're lucky, you'll find her dancing in them in the office anytime old-school rap is on. Chevigny is GRACEDBYGRIT because she refuses to settle in her comfort zone.



Jessica Brown

Creative Director

San Diego native Jessica graduated from Cal Poly San Luis Obispo and owns her own fine art business. Between designing marketing materials and producing photo shoots at GRACEDBYGRIT, Jessica loves quick trips to Baja, snowboarding in Mammoth, and camping under stars. She designed the print for o GRACEDBYGRIT's best-selling products, the Mermaid Legging. This legging is her favorite because she can do all her favorite activities in them, including yoga, barre, pilates, and rock climbing. Jessica is known to be able to shake her hips, being that she was a competitive hula dancer and still performing after 23 years. She has the most enviable style and is everyone's go-to for advice on anything fashion, art, burritos, or music-related. Jessica is GRACEDBYGRIT because she turned her childhood dream into a lucrative business.



Alex Vidaeff

Communications and Marketing Manager

Originally from Houston, Texas, Alex recently graduated from the University of Michigan. She knew she wanted to work in the fashion industry since the age of 6. In college, her passions grew to include health and fitness. Finding GRACEDBYGRIT was a dream come true. As GRACEDBYGRIT's brand voice, she writes content to inspire and empower women to be their best selves. At the gym, she's almost always wearing an all black GRACEDBYGRIT outfit while taking a spin class or jamming to Eminem during a weight lifting sesh. In the next 20 years Alex would like to own her own company, go to culinary school, and become an Iron Chef. Alex is GRACEDBYGRIT because she graduated with 3 degrees within 4 years to help her achieve her dream of working in the fashion industry.



Kayli Fraser

Data Analyst and Salesperson

Kayli, the girl who knows how to solve any problem, is from San Diego and graduated from the University of San Francisco. She was hired before GRACEDBYGRIT even became a business, making her our very first GRACEDBYGRIT employee. Back in the day, it was just Kate, Kimberly, and Kayli. In the little time she spends outside of the office, she surfs, gardens, and hangs out with her best friend: her mom. She loves arts and crafts, organizing, and eating burritos (California burritos, obviously.) The R&R hoodie is her favorite GRACEDBYGRIT item. She wears it skateboarding, at the beach listening to country music, and while doing arts and crafts. She's born and bred to drink and shred. Kayli is GRACEDBYGRIT because she believes there's never a good enough reason to feel sorry for yourself.



Sarah Andersen

GRITTYGIRL Leader

Sarah, officially our Gritty Girl Leader, but less officially our in-house nutritionist and source of healthy inspiration, is from Denver, Colorado. Her favorite workouts include yoga, hiking, Fitwall, pilates, and swimming. Her go-to GRACEDBYGRIT outfit is the Mermaid Leggings and Land & Sea Half Zip. She's passionate about healthy eating and could live off of Coconut Kombucha. Her guilty pleasure is Justin Bieber. When asked how often she listens to the Biebs, she responded, "When do I not listen to Justin Bieber?" In addition to working for GRACEDBYGRIT, Sarah is a Certified Life & Health Coach for Teens & Young Women. She is the founder of the Gritty Girls Series, where she empowers and inspires the lives of young teenagers. She is on a mission to teach girls that gritty moments make you stronger, being healthy is cool, and being happy starts within. Sarah is GRACEDBYGRIT because she chooses to celebrate all her imperfections.



Vivian Havenner

Production Support and Customer Service Specialist

Vivian has been in love with fashion and styling outfits since she was a little girl. This love of fashion ultimately defined Vivian's gritty moment, when she packed up her car and drove cross country on her own from Iowa to move to Los Angeles, where she studied Apparel Manufacturing at FIDM. She loves working for a small brand like GRACEDBYGRIT because she can support a local company with clothes that are made in the USA. She's a mama of two sweet girls. Her youngest is everyone's favorite visitor at the office. Nobody can do work when she's around. Her oldest grew up in the early GRACEDBYG offices, where she crawled and too first steps while Vivian worked! She is grateful to be a part of a company that supports her in motherhood. Outside of work, she loves to adventure. She has visited most of the US, Mexico, Costa Rica, backpacked all over Europe, and Bali. Her family loves camping, hiking, and long beach days. When she has some alone time, you can catch her getting in a good yoga flow. Vivian is GRACEDBYGRIT because she knows it is never too late to chase her dreams and is never afraid to try new things.



Sherri Scott

Production and Design Manager

Before GRACEDBYGRIT, Sherri studied design at FIDM Los Angeles and Business Administration at CSULA. She has over 20 years experience in the apparel industry handling production and design. She has created triathlon, golf, and designer collections that sold throughout the US and overseas. Her designs have been worn by the Mexico Olympic triathlon team and other professional athletes. Sherri also owned her own contemporary line of women's clothing which sold to major department store accounts throughout the U.S. She is so happy to be working with an amazing group of women, using her passion for product development/design/textiles/fitness and #makingthingshappen. In her spare time you can find her hiking, standup paddling, golfing, running, or catching a yoga class in all of our amazing gear! Sherri is GRACEDBYGRIT because she always finds a new mountain to climb or a new adventure, even while working for a start-up.



Liz Lawson

Inventory and Operations Coordinator

Two and a half years ago, Liz was asked to help GRACEDBYGRIT get organized by her friend, co-founder Kate Nowlan. This little favor quickly turned into a part-time job that Liz didn't even know she wanted! Liz has worn many hats at GRACEDBYGRIT, but currently manages our Fit Shop kits and works in production. Originally from Connecticut, Liz arrived in California nearly 30 years ago. She raised 3 children and had a full career as an elementary school teacher before starting at GRACEDBYGRIT. Liz runs several days a week, does bootcamp workouts and barre classes, hikes, and plays tennis. Her favorite workout pieces are the Tech Top, Delicious Tank, and Knickers. Her go-to outfit at the office nearly always includes the High and Tight Capris. Liz is GRACEDBYGRIT because she runs, bikes, swims, hikes, works, plays, and laughs.



Abby Blackert

Production Coordinator

Born and raised in Mineral, Illinois, Abby is a recent graduate from the Illinois Institute of Art-Chicago where she earned her degree in Fashion Design. During her first year of college, Abby fell in love with running. She has 12, yes 12, pairs of the same running shoe in the same style and the same color. When you fall in love with running, it is hard to stop. Combining her passion for running and fashion design, she decided she wanted to work with activewear. She found GRACEDBYGRIT and fell in love with the meaning behind the company. Abby's favorite GRACEDBYGRIT pieces are the Kate Tank and Mermaid Leggings. One of her guilty pleasures, besides fashion and running, is country music concerts. Abby is GRACEDBYGRIT because she has ran every single day for the last 3 years, even in negative degree weather when she used to live in Illinois.



Jaclyn Mayer

Influencer Program Manager

Jaclyn was born and raised in the midwest, having spent most of her life in Northern Illinois before moving to San Diego on a whim in 2007. She grew up playing all of the traditional sports a girl could play and then went off to college where she got her business degree at the University of Illinois. Starting her career in technology sales, all she ever dreamed about was working in the sports industry. San Diego gave her the opportunity to discover her entrepreneurial spirit and find her place in the endurance sports and athletic apparel community. Where will you find Jaclyn when she's not working the day away on multiple projects? Usually on her road bik stand-up paddle board, or out exp the mountain bike trails with her husband and stepson. And then when all that has been accomplished, it's happy hour time! Jaclyn is GRACEDBYGRIT because she came very close to tragically losing her husband the same night he proposed. From that experience, she's learned to be prepared to fight for the life she's worked so hard for and loves so much.

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Offering Summary

Maximum 625,000 shares of common stock ($107,000)

Minimum 62,500 shares of common stock ($10,000)

Company	**GRACED**BY**GRIT**
Corporate Address	153 North Highway 101, Suite 102, Solana Beach, California 92075
Description of Business	**GRACED**BY**GRIT** is a direct to consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic. **GRACED**BY**GRIT** was founded by a 35 year old single mom and a 53 year old scientist to empower women by making them feel protected and safe while they are doing what they love.
Type of Security Offered	Nonvoting Class B Common Stock
Purchase Price of Security Offered	$0.16
Minimum Investment Amount (per investor)	$320 (2000 shares)

Perks

The first 50 investors will receive a free ***GRACED****BY****GRIT*** *top of their choice.*

If you invest $320 — you will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)

If you invest $500 — you will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)

If you invest $1000 — you will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)

If you invest $10,000 — you will receive 62,500 shares + 50% off all future purchases + 10% of your total investment credit to spend online or in-store ($1000 credit).

The $6.9 million post-money valuation is based on a $5 million pre-money valuation and a StartEngine raise of $100,000. We have already raised $1.8 million at a pre-money valuation of $5 million.

Irregular Use of Proceeds

The Company does not anticipate any irregular use of proceeds at this time.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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